KRAMER LEVIN NAFTALIS & FRANKEL llp

George M. Silfen Partner Phone (212) 715-9522 GSilfen@KramerLevin.com

February 16, 2017

VIA EDGAR
Trace Rakestraw, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Fiera Capital Global Equity Fund (the “Fund”),
a series of Fiera Capital Series Trust (the “Trust”)
Registration Statement on Form N-1A
File Nos.: 333-215049 and 811-23220

Dear Mr. Rakestraw:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received on January 11, 2017 and, telephonically, on February 9, 2017, relating to the Fund’s initial registration statement, filed on December 12, 2016 (the “Registration Statement”).

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.  Appendix A shows various key disclosure changes addressing the comments that will be reflected in the Fund’s amended Registration Statement.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Mr. Trace Rakestraw
February 16, 2017

Fees and Expenses of the Fund (p.1)

1.	Please include a completed fee table and expense example in correspondence.

Please see Appendix B, attached to this letter, which includes the completed fee table and expense example.

2.	Please remove the indentation from the Other Expenses line item, as it is not a sub-line item of Distribution and Service (12b-1) Fees.

The requested revision has been made.

3.	The Other Expenses line item says that dividend and interest expenses are excluded but footnote 1 says they are included. Please reconcile.

The requested revision has been made.

4.
To the extent the Fund intends to show other expenses (excluding dividends and interest expenses) as a separate sub-category, there should also be a sub-category for dividends and interest expenses and then a subtotal for Total Other Expenses.

The Fund does not intend to show other expenses (excluding dividends and interest) as a separate sub-category.

5.
Please use “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement” instead of “Net Annual Operating Expenses After Waiver/Expense Reimbursement” to align with the wording in Item 3 of N-1A.

The requested revision has been made.

6.
Please list the specific termination date of the fee waiver, rather than referring to the end of a particular full fiscal year. Please also note that, in order to be included in Item 3 disclosure, the waiver may be terminated no earlier than one year after the effective date of the Prospectus.

The requested revision has been made.

7.
Instead of disclosing that the Fund will “carry forward the amount of expenses paid or absorbed by the Adviser,” please state that the Adviser may recoup amounts waived or reimbursed. Also, please refer to the recoupment as such, and not as a reimbursement so as not to confuse it with the actual expense reimbursement.

The requested revision has been made.

8.
The disclosure states that the recoupment period will not “exceed three years from the end of the fiscal year in which [the expenses] were incurred” and that “reimbursement will be made as promptly as possible.” The period during which recoupment may be made by the adviser must be a defined period not to exceed three years from the specific date of the fee waiver or expense reimbursement. As currently written, the recoupment could conceivably be longer than three years. If the recoupment term is longer than three years, the Fund may not include the captions for fee waiver/expense reimbursement in the fee table, unless the Trust has conducted a Statement of Financial Accounting Standards No. 5 (“FAS 5”) analysis and concluded that recoupment is not probable, which should be confirmed in correspondence. In addition, if applicable, please confirm that the Trust has provided the Fund’s auditor with the FAS 5 analysis.

The requested revision has been made.

Mr. Trace Rakestraw
February 16, 2017

9.
Please clarify the terms of the recoupment in the last sentence of footnote 2 by removing “as promptly as possible, but” because the recoupment must be made within three years from the date of the waiver. We also note that this language suggests that the Adviser has discretion to postpone accepting reimbursement if doing so would affect the Fund’s returns as compared to other similarly situated funds.

The requested revision has been made.

10.
Please also revise the last sentence of footnote 2 to reflect that the recapture provision must be limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73. It seems only the first limitation is included in the footnote. Please update this footnote and related agreements to conform to this position and the related technical guidance.

The requested revision has been made.

Principal Investment Strategies- General Comments

11.
Please provide a summary of how the Adviser decides to buy and sell particular securities. In the disclosure, include a summary of how the Fund intends to achieve its objective and a summary of the factors considered when buying and selling for the Fund.

We have added disclosure to the “Summary of the Fund- Principal Investment Strategies” section of the amended Registration Statement addressing the investment process consistent with the description of how the Adviser determines to buy and sell particular securities on pages 8 and 9 under the “More Information About the Fund- Investment Objective” section of the Registration Statement.

Principal Investment Strategies (pg. 2-3)

12.
Please clarify in correspondence whether convertible bonds included in the definition of equities for purposes of the 80% names rule investment policy, should include only those convertible bonds that are immediately convertible and are ‘in the money’ at the time of purchase.

Convertible bonds included in the definition of equities for purposes of the 80% names rule investment policy only includes those convertible bonds that are immediately convertible and are ‘in the money’ at the time of purchase.

13.
To the extent investing in emerging markets issuers is a principal strategy of the Fund, please disclose how the Fund determines that a country is an emerging market country and please also include a description of the risks of investing in emerging markets in an appropriate risk factor.

Investing in emerging market countries is not expected to be a principal strategy of the Fund.

14.
The disclosure indicates that the Fund will focus its investments in Europe. Please disclose all other focuses in specific countries or geographic areas that are principal strategies and remove the word “including” in the last sentence on page 2.

The Fund’s sole geographic focus outside of the U.S. is expected to be in Europe. The requested change has been made.

Mr. Trace Rakestraw
February 16, 2017

Principal Investment Risks- Derivatives- Forward Currency Contracts Risk (p. 3)

15.	Please disclose that the Fund is exposed to a greater level of default risk and counterparty risk as a result of investing in forward contracts, which are generally traded over-the-counter.

The requested disclosure has been added.

Principal Investment Risks- Geographic Focus Risk (p. 4)

16.	Please address the specific risks associated with an investment focus in Europe as referenced in the principal investment strategies.

The requested disclosure has been added.

Principal Investment Risks- Liquidity Risk (p. 4)

17.	Please include only a summary of Liquidity Risk in Item 4 and consider moving certain portions of the summary Liquidity Risk to Item 9.

The requested revision has been made.

Principal Investment Risks- Sector Risk (p. 5)

18.	If there are specific sectors in which the Fund intends to invest principally, please disclose them as a principal investment strategy and also disclose any associated risks.

The Fund does not currently intend to invest principally in any specific sectors.

Principal Investment Risks- Small- and Mid-Cap Company Securities Risk (p. 6)

19.	Please disclose in the principal investment strategies that the Fund principally focuses on small- and mid-cap company securities.

We note the comment, but refer the Staff to the “Summary of the Fund- Principal Investment Strategies” and “More Information About the Fund- Investment Objectives” sections on pages 2 and 8 of the Registration Statement, respectively, which states “The Fund may invest in issuers with market capitalizations of any size, though it generally expects to focus on issuers with market capitalization in excess of $1 billion.”

More Information About the Fund- Investment Objective (p. 8)

20.	Revise the disclosure to explain “bottom-up stock selection” in plain English.

The requested revision has been made.

More Information About the Fund- Principal Risks- Derivatives Risk- Forward Contracts Risk (p. 10-11)

21.
The second paragraph seems to be repetitive of the summary version of this risk factor. Consider removing the second paragraph, or, to the extent possible and not duplicative, combining it with the first paragraph.

The requested revision has been made.

More Information About the Fund- Additional Risk Factors- Investing Defensively (p. 15)

Mr. Trace Rakestraw
February 16, 2017

22.
Please include this paragraph in the section of Item 9 discussing the strategies of the Fund, starting on page 8, and not in the “Additional Risk Factors” section, as this language does not reflect a risk of investing in the Fund.

The requested revision has been made.

More Information About the Fund- Additional Risk Factors- No Operating History (p. 15)

23.	Similarly, please move the second and third sentences of this paragraph to another location in the prospectus or include it under a different section heading, as they do not describe risks.

The requested revision has been made.

Additional Risk Factors- Investing in Money Market Funds (p. 17)

24.
Please explain in correspondence to what extent the Fund will invest in unregistered money market funds. Please also explain what unregistered refers to- i.e., unregistered under the Securities Act of 1933, unregistered under the Investment Company Act of 1940 or both.

The Fund will not invest in unregistered money market funds and has amended the disclosure to remove references to unregistered money market funds.

Additional Risk Factors- Understanding Annual Fund Operating Expenses (p. 17)

25.
There is language in this section that references the Fund’s most recently completed fiscal year end. Please revise the language in this section to reflect the fact that the Fund is new and has not completed a fiscal year, and as such, certain expenses are based on estimates.

The requested revision has been made.

Primary Service Providers- Investment Adviser (p. 18)

26.
Does the Fund consider Fiera Capital Corporation to be a participating affiliate? If so, please define “Participating Affiliates” to include specifically Fiera Capital Corporation. Please also confirm that the participating affiliate arrangement complies with all of the conditions set forth in prior staff no-action letters.

The disclosure has been revised to clarify that Fiera Capital Corporation (“FCC”) is considered to be a participating affiliate. We confirm that the participating affiliate arrangement complies with the applicable conditions set forth in prior Staff no-action letters.

Primary Service Providers- Portfolio Managers (p. 19)

27.
Are these portfolio managers employees of the Adviser or another entity? If they are employees of another entity, how is their employment relationship with the Adviser structured? Please explain in correspondence.

Mr. Rizk is a Senior Vice President and Lead Portfolio Manager, Global Equity of the Adviser as well as FCC, and Mr. Chan is a Vice President and Portfolio Manager, Global Equity of the Adviser as well as FCC.

Primary Service Providers- The Transfer Agent (p. 20)

28.
This section references exchanges of Fund shares. As the Fund is the first series in the Trust, there are no other series to exchange shares into and therefore the only thing shares could be exchanged into is shares of another class of the Fund. However, the section titled “Exchanging Fund Shares” on page 30 states that “You may not exchange your Shares for Shares of another class of Shares.” Please reconcile in this section and in other locations of the registration statement referencing “exchanges” of Fund shares. If this language is intended to be general for other, future, series of the Trust, please clarify such statements with a phrase such as “if and when available for a future series of the Trust.”

The requested revisions have been made.

Mr. Trace Rakestraw
February 16, 2017

Purchasing and Redeeming Shares- Investing by Wire (p. 28)

29.	In the wire instructions in this section the Fund is called “Fiera Global Equity Long Only Fund.” As this is not the same as the Fund name, please reconcile.

The requested revision has been made.

Additional Information- Small Accounts (p. 31)

30.	This section references an account fee. Please disclose the amount of the account fee.

The requested disclosure has been added.

Statement of Additional Information

Fund Objective, Investments, Strategies and Risks- Additional Information on Portfolio Investments, Strategies and Risks- Swap Agreements (p. 6)

31.
In Counterparty Credit Risk, which is below this section, the disclosure references the use of total return swaps. If the Fund will use total return swaps, please add a description of such swaps to this section, along with the associated risks.

The requested disclosure has been added.

Fund Objective, Investments, Strategies and Risks- Additional Information on Portfolio Investments, Strategies and Risks- Counterparty Credit Risk (p. 7)

32.	This section references “short sale transactions.” Please consider including a separate section on short sales, disclosing to investors how such investments work and their risks.

References to “short sale transactions” have been removed.

Fund Objective, Investments, Strategies and Risks- Additional Information on Portfolio Investments, Strategies and Risks- Segregated Accounts (p. 9)

33.
The disclosure states that “[w]ith respect to other derivatives contracts that do cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligation (i.e., the Fund’s daily net liability) under the contract, if any, rather than the full notional value.” Please note that this language may be overly broad. Please confirm that the Fund segregates liquid assets in accordance with staff positions. See, e.g., Dreyfus Strategic Investing & Dreyfus Strategic Income no-action letter (pub. avail. June 22, 1987).

Confirmed.

Fund Objective, Investments, Strategies and Risks- Investment Restrictions (p. 9)

Mr. Trace Rakestraw
February 16, 2017

34.	Consider disclosing the exceptions to the various investment restrictions in a consistent manner. For example, “may” is italicized in restriction number 7 but not in the others.

The suggested revision has been made.

General Information- Custodian (p. 37)

35.	Please describe the details of the fee to be paid to the Custodian, as was done with the other service providers.

The requested disclosure has been added.

Financial Statements (p. 39)

36.
Please confirm that the Fund will include in a pre-effective amendment a Statement of Assets and Liabilities disclosing the Fund’s initial seed funding, as well as a report and consent of an independent registered public accounting firm. The staff will review this document, and may provide additional comments.

Confirmed.

Responses to additional Staff comments received telephonically on February 9, 2017

Principal Investment Strategies- Question # 11

1.
The disclosure added to “Summary of the Fund- Principal Investment Strategies” could suggest that the Fund intends to invest in growth securities as part of its principal strategy. To the extent investing in growth securities is a principal strategy of the Fund, please disclose growth securities risk.

We note the Comment. The Fund does not focus on growth securities per se and thus we do not feel that the risk is materially relevant at this point.

Principal Investment Strategies – Question # 13

2.
The Principal Investment Strategies section suggests that the Fund’s principal strategy could be focused on emerging market securities. Please disclose how the Fund determines that a country is an emerging market country and please also include a description of the risks of investing in emerging markets in an appropriate risk factor.

We have revised the disclosure to align with the Fund’s intention not to invest in emerging market securities as part of its principal investment strategy.

Fees and Expenses of the Fund

3.	Please revise the expense example to reflect, among other things, that the expense limitation may not be in effect for more than one year.

The expense example has been revised per the comment.

*          *          *          *          *

Mr. Trace Rakestraw
February 16, 2017

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen